Exhibit 10.06

                           ARS NETWORKS, INCORPORATED

                              CONSULTING AGREEMENT
                                       FOR
                         VICE PRESIDENT FINANCE AND CFO

Dear Mr. Miziolek:

The following Consulting Agreement between ARS Networks, Incorporated (The Company or ARS) and Mark P. Miziolek outlines the terms of your contract to perform the functions of Vice President Finance and CFO of the company.

1.    Position

      You will be appointed as Vice President Finance and CFO of the Company.

2.    Term

      The appointment shall be for a term of 36 months (three years) commencing on the 1st day of January 2001.

3.    Compensation

      a) Annual compensation of $US 84,000 annually, to be invoiced by you to the Company at the rate of $ 7,000 monthly. This compensation rate will be reviewed annually by the Board of Directors, the first such review to occur within twelve months of the starting date.

      b) You will be entitled to participate in the company's stock option plan when grants are determined by the Board of Directors.

      c) You will be entitled to a cash or stock bonus of up to 50% of your annual compensation if and when granted by the Board of Directors subject to the achievement of annual performance criteria as approved by the Board.

      d) You will invoice the company periodically for your out of pocket expenses such as travel, mileage, meals and entertainment and other such expenses related to the execution of your duties.


4.    Non competition

      The Contract will contain the usual provision prohibiting you from competing with the company anywhere in the world for a period of two (2) years from the expiry or termination of your services.


5.    Duties


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      Your duties shall include:

      o  Financial management of the company

      o Preparation of financial reports, forecasts, budgets etc. to ensure effective management and financial reporting

      o  Supervision of finance department staff

      o  Assure compliance with all regulatory authorities

      o Liaison with auditors, Audit Committee, Compensation Committee, Board of Directors, Investors and financial institutions

      o  Any other duties as determined by the President and CEO


6.    Termination for any reason

      The Company shall have the right to terminate your contract at any time with a payment of twice your existing compensation rate at the time of termination. These payments will be in the form of either cash or company stock or any combination thereof as determined by the Board of Directors at that time

7.    Termination by Employee

      The Employee shall provide a minimum of two (2) months notice of his desire to terminate the contract.

Please sign this letter below to indicate your agreement with the above terms.


Yours truly



Sydney Harland
President and CEO
ARS Networks, Incorporated


Agreed this 1st day of January, 2001.



-----------------------------
      Mark P. Miziolek